As filed with the Securities and Exchange Commission on August 15, 1997

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13E-4
                          ISSUER TENDER OFFER STATEMENT
                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)
                                (Amendment No. 1)

                               Disc Graphics, Inc.
                                (Name of Issuer)

                               Disc Graphics, Inc.
                      (Name of Person(s) Filing Statement)

                Class A Redeemable Common Stock Purchase Warrants
                         (Title of Class of Securities)

                                    254590110
                      (CUSIP Number of Class of Securities)

                               Nancy D. Lieberman
                     Blau, Kramer, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                              Suite 225
                             Jericho, New York 11753
                                 (516) 822-4820
       (Name, Address and Telephone Number of Person Authorized to Receive
 Notices and Communications on Behalf of Person(s) Filing Statement)


                                  July 11, 1997
                          (Date Tender First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation:   $1,131,617.44 (a)   Amount of Filing Fee: $226.32  (b)

(a)Calculated as the value of 317,647 shares of Common Stock, the maximum number of shares of Common Stock which may be issued in the exchange offer, at the market price of the Common Stock on July 7, 1997.

(b)Calculated as 1/50 of 1% of the Transaction Valuation.

[x] Check box if any part of the fee is offset as provided by Rule 0-1 l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $226.32
                        -------
Form or Registration No.: Schedule 13e-4
                          --------------
Filing Party: Disc Graphics, Inc.
              -------------------
Date Filed: July 11, 1997
            -------------

                                 Exhibit Index
                                 Located on Page 4

         The undersigned hereby amends the Schedule 13E-4 previously field with the Securities and Exchange Commission on July 11, 1997 (the "Initial Filing") relating to the exchange offer by the undersigned for all of the issued and outstanding Class A Warrants. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Filing.

         This Amendment No. 1 to the Initial Filing hereby amends the Items of the Initial Filing identified below to reflect the addition of a letter to holders of Class A Warrants as an exhibit to the Initial Filing and the incorporation by reference of the information contained therein.


ITEM 9.  Material to Be Filed as Exhibits.

         Item 9 is hereby amended to add the following:


         (a)(8)  Letter to Holders of Class A Warrants.






                            SIGNATURE


    After due inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated:   August __, 1997

                                  Disc Graphics, Inc.



                                  By: _____________________
                                  Margaret Krumholz
                                  Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit                 Description
-------                 -----------

(a)(8) Letter to Holders of Class A Warrants